SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.__)(1)

                                   SENETEK PLC
              ----------------------------------------------------
                                (Name of Issuer)

           American Depositary Shares (each American Depositary Share represents 1 Ordinary Share, pound sterling 0.05 par value)
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   817209 30 7
              ----------------------------------------------------
                                 (CUSIP Number)

                             Robert T. Tucker, Esq.
                          61 Purchase Street, Suite 2
                              Rye, New York, 10580
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 14, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 817209 30 7
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert T. Tucker, Esq.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
                        --------------------------------------------------------

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,730,172 (See Items 3 and 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 11 Pages

Item 1. Security and Issuer.

            This statement on Schedule l3D relates to the American Depositary Shares, each American Depositary Shares represents 1 Ordinary Share, pound sterling 0.05 per Ordinary Share ("Ordinary Shares"), of Senetek Plc, a corporation organized under the laws of England (the "Company"). The principal executive offices of the Company are located at 23 Palace Street, London, England SW1E 5HW.

Item 2. Identity and Background.

            (a) This statement on Schedule 13D is filed by Mr. Robert T. Tucker, Esq., a citizen of the United States (the "Reporting Person").

            (b-c) The Reporting Person's principal occupation is an attorney and his principal business address is 61 Purchase Street, Suite 2, Rye, New York 10580.

            (d-e) During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or


                               Page 3 of 11 Pages
is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            On April 14, 1999, Silver Creek Investments, Ltd., a British Virgin Islands corporation ("Silver Creek"), pursuant to a Securities Purchase Agreement (the "Securities Purchase Agremeent") by and among Silver Creek, Bomoseen Investments, Ltd., a British Virgin Islands corporation ("Bomoseen"), Dandelion Investments, Ltd., a British Virgin Islands corporation ("Dandelion"), and Elstree Holdings, Ltd., a British Virgin Islands corporation ("Elstree" and together with Silver Creek, Bomoseen and Dandelion, the "Purchasers"), acquired a senior secured note in the aggregate principal amount of US$1,487,069 and warrants to purchase 1,713,444 Ordinary Shares. Also pursuant to the Securities Purchase Agreement, Bomoseen Investments, Ltd., a British Virgin Islands corporation, ("Bomoseen"), acquired a senior secured note in the principal


                               Page 4 of 11 Pages
amount of US$1,487,069 and warrants to purchase 1,713,444 Ordinary Shares.

      On the same day, Windsor Capital, Inc. ("Windsor"), a corporation of which Silver Creek (or an affiliate thereof) was an investor, assigned to Silver Creek
(i) 626,269 Ordinary Shares, (ii) warrants to purchase 426,235 Ordinary Shares and (ii) senior secured notes in the principal amount of US$710,394. Simultaneously therewith, Windsor, of which Bomoseen (or an affiliate thereof) was also an investor, assigned to Bomoseen (i) 626,269 Ordinary Shares, (ii) warrants to purchase 426,235 Ordinary Shares and (iii) senior secured notes in the principal amount of US$710,394. Windsor received such securities from the Company as part of a refinancing of approximately US$6,600,000 of existing borrowings of the Company pursuant to a credit agreement with Windsor. The Ordinary Shares, warrants and senior secured notes referred to in this Item 3 are herein referred to as the "Securities").

      Silver Creek paid an aggregate purchase price of US$3,350,000 for the Securities. The funds for the purchase of the Securities by Silver Creek were obtained from the working capital of Silver Creek.


                               Page 5 of 11 Pages

      Bomoseen paid an aggregate purchase price of US$3,350,000 for the Securities. The funds for the purchase of the Securities by Bomoseen were obtained from the working capital of Bomoseen.

      The Reporting Person is the sole director of Silver Creek and Bomoseen, however, the power to vote or direct the disposition of its Securities rests solely with the stockholders of such entities. To the knowledge of the Reporting Person, there are no arrangements, agreements or understanding to act in concert in connection with the voting or disposing of any Securities and thus, they do not comprise a "group" for purposes of the Securities Act of 1933, as amended. The Reporting Person disclaims beneficial ownership of the Securities owned by Silver Creek and Bomoseen.

      The Reporting Person executed the Securities Purchase Agreement on behalf of Dandelion pursuant to a limited power of attorney from Dandelion. The Reporting Person executed the Securities Purchase Agreement on behalf of Elstree pursuant to a limited power of attorney from Elstree. Such powers of attorney were limited to the execution of the Securities Purchase Agreement and related documents on behalf of each such entity and did not convey any other power. Other than such powers of attorney (and the performance of legal services from time to time by the Reporting Person on behalf of such entities), there is no


                               Page 6 of 11 Pages
agreement, arrangement or understanding regarding the voting or disposition of any of the Securities among the Reporting Person and Dandelion and Elstree.

            Pursuant to the Securities Purchase Agreement, Silver Creek, Bomoseen, Dandelion and Elstree, collectively, have the right to designate one person who shall be permitted to attend the meetings of the Board of Directors of the Company, and any meetings of the committees thereof. Also, pursuant to a Collateral Agent Agreement, Silver Creek, on behalf of itself, Bomoseen, Dandelion and Elstree, acts as collateral agent for the collateral securing the Notes.

Item 4. Purpose of Transaction.

            The Securities were acquired by Silver Creek and Bomoseen solely for investment purposes. Except as set forth in this Item 4, the Reporting Person, Silver Creek and Bomoseen have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended. Depending on market conditions and other factors that each may deem material to its investment decision, each of Silver Creek and/or Bomoseen may purchase additional shares in the open market or in private transactions or may dispose of all or a portion of the Securities that such entity now owns or hereafter may acquire.

            Although the foregoing represents the range of activities presently contemplated by Silver Creek and Bomoseen with respect to the Company, it should be noted that the possible activities of Silver Creek and Bomoseen are subject to change at any time.


                               Page 7 of 11 Pages

Item 5. Interest in Securities of the Issuer.

            (a) The Reporting Person may be deemed to be the beneficial owner of 5,730,172 Ordinary Shares, consisting of 1,252,538 Ordinary Shares and warrants to purchase 4,477,634 Ordinary Shares, constituting approximately 9.3% of the outstanding Ordinary Shares (which calculation is based on 57,332,516 Ordinary Shares outstanding on April 14, 1999 as reported in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1998 and as adjusted to reflect the assumed exercise of the 4,477,634 warrants which are exercisable within 60 days of the date hereof).

            Due to his position as sole director of Silver Creek and the sole director of Bomoseen, the Reporting Person may, pursuant to the Act, be deemed to be the beneficial owner of the Securities owned by Silver Creek and Bomoseen. The Reporting Person disclaims beneficial ownership of the Securities owned by Silver Creek and Bomoseen. Silver Creek disclaims beneficial ownership of all Securities not owned of record by Silver Creek. Bomoseen disclaims beneficial ownership of all Securities not owned of record by Bomoseen.

            (b) Each of Silver Creek and Bomoseen have the sole power to vote and dispose of the Securities owned by each of


                               Page 8 of 11 Pages
them, respectively. The Reporting Person, in his capacity as the sole director of Silver Creek and Bomoseen, may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the Securities owned by Silver Creek and Bomoseen, respectively.

            (c) Except as set forth in Item 3, neither the Reporting Person, Silver Creek nor Bomoseen have effected any transactions in the Securities in the past sixty (60) days.

            (d) Except as set forth in Item 5(b), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or Warrants beneficially owned by the Reporting Persons.

            (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Except as set forth, The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option


                               Page 9 of 11 Pages
arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            None.


                               Page 10 of 11 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 1999

                                          /s/ Robert T. Tucker
                                          --------------------------
                                          Robert T. Tucker


                               Page 11 of 11 Pages